IBB INTERNATIONAL (CANADA) LTD
                     1555 West 8th Avenue,
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                     Email:  etsen@ibbgold.com

February 21, 2006

Securities and Exchange Commission
100 F Street, NE
CF / AD11
Washington, DC 20549-3561

Attn:  Kathleen Kerrigan

Dear Kathleen:

      Re: Allura International Inc.

As per our conversation today, I am requesting an extension to April 15, 2006 to complete the responses to your comment letter dated February 14, 2006.

If you have any questions, please do not hesitate to give me call.

Thank you.

Yours truly,


Emily Tsen, CA
CFO/VP Operations